Exhibit 99.1

Bona Film Group’s Unbeatable Wins Top Acting Awards at 16th Annual Shanghai International Film Festival

SHANGHAI, July 2, 2013 — Bona Film Group Limited (“Bona” or the “Company”) (Nasdaq: BONA), a leading film distributor in China, today announced that the stars of it upcoming film, Unbeatable, Nick Cheung and Crystal Lee, received the Golden Goblet Awards for Best Actor and Best Actress at the recent Shanghai International Film Festival.

Over 2,000 films were submitted to the Festival for consideration, with 14 films receiving award nominations. Winners were selected by an international panel led by British director Tom Hooper, whose credits include 2011’s The King’s Speech, for which he won a Best Director Academy Award and 2012 international hit, Les Miserables.

In addition, Tsui Hark, who directed Bona’s 2011 film Flying Swords of Dragon Gate and will direct the Company’s upcoming Tracks in the Snowy Forest received an award for outstanding contribution to Chinese film.

“We are incredibly proud of our upcoming film, Unbeatable, and the awards that Nick and Crystal have received for their roles give us even greater enthusiasm for the film ahead of its August release. A dramatic action film that tells the story of two men’s redemption through Mixed Martial Arts matches, Unbeatable is expected to appeal to a wide range of audiences and we are thrilled with the overwhelmingly positive reviews it has gotten from both domestic and international press,” said Bona’s Founder, Chairman and CEO, YU Dong. “We have a strong slate of releases scheduled for the second half of 2013, which includes romantic comedy My Lucky Star, 3-D disaster film Inferno, Hollywood action sequel Red 2 and crime thriller White Storm. The strong box office potential of these films, coupled with our growing movie theater and TV production businesses, gives us great confidence both now and over the longer-term.”

In Unbeatable, which is scheduled to open on August 16, Cheung plays a former boxing champion who now works at a gym to repay his debts, while 11-year-old Lee, the youngest Best Actress recipient in the 16-year history of the awards, plays an independent girl with the responsibility of caring for her sick mother.  The film received favorable reviews from both critics and audiences who attended its Festival screening, garnering particularly strong praise for the actors’ performance. The film also features Eddie Pang, one of China’s most popular young stars, who plays Cheung’s talented and determined student. Unbeatable was directed by Dante Lam, who has committed to several upcoming Bona projects.

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates 20 movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

CONTACT:

In China:

Ms. Lingzi Gui

Bona Film Group Limited

Tel: +86-10-5928-3663-398

Email: ir@bonafilm.cn

In the U.S.:

The Piacente Group, Inc.

Investor Relations

Lee Roth

Tel: (212) 481-2050

Email: bona@tpg-ir.com